UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Comprehensive Care Corporation

(Name of issuer)

    Common Stock

(Title of class of securities)

    204620-20-7

(CUSIP number)

    December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7
1	Names of reporting persons. I.R.S. identification nos. of above persons (entities only) Joshua I. Smith
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,305,000[1]
	6	Shared voting power 0
	7	Sole dispositive power 2,305,000[1]
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,305,000[1]
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 5.66%[2]
12	Type of reporting person (see instructions) IN

1	Includes 1,422,829 shares of the common stock of Comprehensive Care Corporation (the “Issuer”) owned directly, 77,171 shares of the common stock of the Issuer obtainable upon conversion of 244 shares of the Issuer’s Series C Convertible Preferred Stock, 800,000 shares of the common stock of the Issuer obtainable from the conversion of eight shares of the Issuer’s Series D Convertible Preferred Stock obtainable upon exercise of a warrant currently exercisable, and 5,000 shares of the common stock of the Issuer issuable pursuant to outstanding options granted which will become exercisable within 60 days of December 31, 2009.
2	The percent of class of 5.66% is based on the sum of 39,869,089 shares of the Issuer’s voting common stock outstanding as of December 31, 2009 plus the aforementioned additional shares resulting from the assumed conversion of the Series C Convertible Preferred Stock, exercise of a warrant to purchase Series D Convertible Preferred Stock and assumed conversion of such Series D Stock, and the exercise of stock options exercisable within 60 days of December 31, 2009, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 204620-20-7

Item 1	(a).	Name of Issuer:

Comprehensive Care Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101 Tampa, Florida 33607

Item 2	(a).	Name of Person Filing:

Joshua I. Smith

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

c/o Comprehensive Care Corporation, 3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101, Tampa, Florida 33607

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

204620-20-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership (as of December 31, 2009)

(a) Amount Beneficially Owned:

2,305,000 shares

(b) Percent of Class:

5.66%

Explanatory Notes: On January 30, 2009, Mr. Smith filed a Schedule 13G to report beneficial ownership of 1,300,000 shares of the Issuer’s common stock, 28.38983 shares of the Issuer’s Series B1 Convertible Preferred Stock and 45.16949 shares of the Issuer’s Series B2 Convertible Preferred Stock. In June 2009 Mr. Smith’s Series B1 Convertible Preferred Stock was converted into 244 shares of the Issuer’s Series C Convertible Preferred Stock and his Series B2 Convertible Preferred Stock was converted into 122,829 shares of the Issuer’s common stock. Mr. Smiths’s Series C Convertible Preferred Stock is convertible at any time into 77,171 shares of the Issuer’s common stock. On March 31, 2009, Mr. Smith received a warrant to purchase eight shares of Series D Convertible Preferred Stock. Should the warrant be exercised, the Series D Convertible Preferred Stock would be convertible at any time into 800,000 shares of the Issuer’s common stock.

On December 31, 2009, Mr. Smith beneficially owned 2,305,000 shares of the Issuer’s common stock including 1,422,829 shares of the Issuer’s common stock owned directly, 77,171 shares of the Issuer’s common stock obtainable upon conversion of the 244 shares of the Issuer’s Series C Convertible Preferred Stock, 800,000 shares of the Issuer’s common stock obtainable upon conversion of the eight shares of the Issuer’s Series D Convertible Preferred Stock obtainable upon exercise of a warrant currently exercisable, and 5,000 shares of the Issuer’s common stock issuable pursuant to outstanding options granted which will become exercisable within 60 days of December 31, 2009.

The percent of class of 5.66% is based on the sum of 39,869,089 shares of the Issuer’s voting common stock outstanding as of December 31, 2009 plus the aforementioned additional shares resulting from the assumed conversion of the Series C Convertible Preferred Stock, exercise of the warrant to purchase Series D Convertible Preferred Stock and assumed conversion of such Series D Stock, and the exercise of stock options exercisable within 60 days of December 31, 2009, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

2,305,000

(ii) Shared power to vote or to direct the vote:

N/A

(iii) Sole power to dispose or to direct the disposition of:

2,305,000

(iv) Shared power to dispose or to direct the disposition of:

N/A

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Dated

/s/ Joshua I. Smith
Signature

Joshua I. Smith
Name/Title